UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Sep/2021 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, Leverage in the Glossary and their reconciliations in sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance income (expense)	6
Income tax expenses	6
Net Income attributable to shareholders of Petrobras	6

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	9
RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA	10
LTM Adjusted EBITDA	11
Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics	12

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Power	15

GLOSSARY	16
3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.33 in the period Jan-Sep/2021 compared to R$/US$ 5.08 in the period Jan-Sep/2020).

Key Financial Information

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Sales revenues	59,935	39,772	50.7
Cost of Sales	(29,712)	(22,811)	30.2
Gross profit	30,223	16,961	78.2
Income (expenses)	(2,961)	(19,858)	(85.1)
Consolidated net income (loss) attributable to the shareholders of Petrobras	14,310	(10,669)	-
Net cash provided by operating activities	28,595	21,818	31.1
Adjusted EBITDA	32,279	19,580	64.8
Average Brent crude (US$/bbl)	67.73	40.82	65.9
Average Crude Oil sales price (US$/bbl)	64.19	38.90	65.0
Average Domestic basic oil products price (US$/bbl)	75.21	50.20	49.8

US$ million	09.30.2021	12.31.2020	Change (%)
Gross Debt	59,588	75,538	(21.1)
Net Debt	48,132	63,168	(23.8)
Gross Debt/LTM Adjusted EBITDA ratio	1.45	2.66	(45.5)
Net Debt/LTM Adjusted EBITDA ratio	1.17	2.22	(47.3)

Sales Revenues

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Diesel	17,480	10,241	70.7
Gasoline	8,148	4,518	80.3
Liquefied petroleum gas (LPG)	3,327	2,461	35.2
Jet fuel	1,456	1,113	30.8
Naphtha	1,219	1,364	(10.6)
Fuel oil (including bunker fuel)	1,268	540	134.8
Other oil by-products	3,080	1,915	60.8
Subtotal Oil By-Products	35,978	22,152	62.4
Natural gas	4,086	2,692	51.8
Renewables and nitrogen products	34	45	(24.4)
Revenues from non-exercised rights	200	368	(45.7)
Electricity	2,172	466	366.1
Services, agency and others	648	594	9.1
Total domestic market	43,118	26,317	63.8
Exports	16,103	12,308	30.8
Crude oil	11,642	9,171	26.9
Fuel oil (including bunker fuel)	3,624	2,551	42.1
Other oil by-products and other products	837	586	42.8
Sales abroad *	714	1,147	(37.8)
Total foreign market	16,817	13,455	25.0
Total	59,935	39,772	50.7
* Sales revenues from operations outside of Brazil, including trading and excluding exports.
4

Sales revenues were US$ 59,935 million for the period Jan-Sep/2021, a 50.7% increase (US$ 20,163 million) when compared to US$ 39,772 million for the period Jan-Sep/2020, mainly due to:

(i)	a US$ 13,826 million increase in domestic oil product revenues, of which US$ 11,752 relates to increase in average Brent prices, and US$ 2,074 relates to increase in volume; and

(ii)	a US$ 2,471 million increase in crude oil revenues, of which US$ 4,037 million relates to increase in average Brent prices, which was partially offset by US$ 1,566 million related to decrease in volume.

Cost of Sales

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Raw material, products for resale, materials and third-party services *	(13,505)	(9,487)	42.3
Depreciation, depletion and amortization	(6,770)	(7,237)	(6.4)
Production taxes	(7,962)	(4,386)	81.5
Employee compensation	(1,475)	(1,701)	(13.3)
Total	(29,712)	(22,811)	30.3

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 29,712 million for the period Jan-Sep/2021, an 30.3% increase (US$ 6,901 million) when compared to US$ 22,811 million for the period Jan-Sep/2020, mainly due to:

•	higher sales volumes of domestic oil by-products; and
•	higher production taxes due to higher Brent prices.

Income (Expenses)

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Selling expenses	(3,137)	(3,756)	(16.5)
General and administrative expenses	(870)	(1,011)	(13.9)
Exploration costs	(538)	(437)	23.1
Research and development expenses	(415)	(255)	62.7
Other taxes	(369)	(761)	(51.5)
Impairment of assets	2,918	(13,358)	-
Other income and expenses, net	(550)	(280)	96.4
Total	(2,961)	(19,858)	(85.1)

Selling expenses were US$ 3,137 million for the period Jan-Sep/2021, a 16.5% decrease (US$ 619 million) compared to US$ 3,756 million for the period Jan-Sep/2020, led by lower shipping costs and lower exported volume, partially offset by an increase in logistics expenses related to natural gas, whose contracts were readjusted at the end of the last quarter of 2020.

General and administrative expenses were US$ 870 million for the period Jan-Sep/2021, a 13.9% decrease (US$ 141 million) compared to US$ 1,011 million for the period Jan-Sep/2020, mainly due to the depreciation of Brazilian reais against the US dollars, lower employee expenses due to reduction of headcount, optimization and lower expenses with consulting services.

Impairment reversal of US$ 2,918 million for the period Jan-Sep/2021 represent an increase of US$ 16,276 million over the expenses of US$ 13,358 million for the period Jan-Sep/2020, mainly due to brent price increase in the current period as compared to the prior period which had resulted in a revision in the Brent price assumptions at the outbreak of the Covid-19 pandemic.

5

Net finance income (expense)

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Finance income	555	406	36.7
Income from investments and marketable securities (Government Bonds)	174	166	4.8
Other income, net	381	240	58.8
Finance expenses	(4,270)	(4,570)	(6.6)
Interest on finance debt	(2,325)	(2,825)	(17.7)
Unwinding of discount on lease liabilities	(895)	(994)	(10.0)
Discount and premium on repurchase of debt securities	(1,098)	(783)	40.2
Capitalized borrowing costs	747	707	5.7
Unwinding of discount on the provision for decommissioning costs	(579)	(499)	16.0
Other finance expenses and income, net	(120)	(176)	(31.8)
Foreign exchange gains (losses) and indexation charges	(4,767)	(6,830)	(30.2)
Foreign exchange gains (losses)	(1,956)	(5,127)	(61.8)
Reclassification of hedge accounting to the Statement of Income	(3,339)	(3,586)	(6.9)
Recoverable taxes inflation indexation income *	489	1,861	(73.7)
Other foreign exchange gains (losses) and indexation charges, net	39	22	77.3
Total	(8,482)	(10,994)	(22.8)

* Includes PIS and COFINS inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

Net finance expenses were US$ 8,482 million for the period Jan-Sep/2021, a 22.8% decrease (US$ 2,512 million) compared to the expense of US$ 10,994 million for the period Jan-Sep/2020, due a decrease in foreign exchange losses mainly due to fluctuations of the Brazilian real over the US dollar (US$ 3,171 million), and lower interest on finance debt (US$ 500 million). This movement was partially offset by lower inflation indexation income on recoverable taxes (US$ 1,372 million decrease), and higher premium on repurchase of debt securities (US$ 315 million increase).

Income tax expenses

Income tax presented a US$ 5,970 million expense for the period Jan-Sep/2021, a US$ 9,869 million increase compared to a US$ 3,899 million net benefit for the period Jan-Sep/2020, mainly due to the net income before income taxes in the period Jan-Sep/2021 compared to the loss before income taxes in the comparative period.

Net Income (loss) attributable to shareholders of Petrobras

Net income (loss) attributable to shareholders of Petrobras presented a US$ 14,310 million net income for the period Jan-Sep/2021, a US$ 24,979 million increase compared to a US$ 10,669 million net loss for the period Jan-Sep/2020, mainly due to the impairment losses recognized in Jan-Sep/2020, impairment reversal in Jan-Sep/2021, and business performance improvement, led by higher oil prices, increased margins and sales volumes.

6

CAPITAL EXPENDITURES (CAPEX)

Capital expenditures, or CAPEX, based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CAPEX (US$ million)	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Exploration and Production	5,030	5,038	(0.2)
Refining, Transportation & Marketing	673	593	13.5
Gas and Power	252	270	(6.7)
Corporate and other businesses	186	108	72.2
Total	6,140	6,008	2.2

We invested a total of US$ 6,140 million in the period Jan-Sep/2021, of which 81.9% was in the E&P segment, a 2.2% increase when compared to our Capital Expenditures of US$ 6,008 million in the period Jan-Sep/2020. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Sep/2021, investments in the E&P segment totaled US$ 5.0 billion, mainly concentrated on: (i) the development of ultra-deep water production in the Santos Basin pre-salt complex (US$ 0.6 billion); (ii) development of new projects in deep water (US$ 0.1 billion); and (iii) exploratory investments (US$ 0.2 billion).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Sep/2021	Jan-Sep/2020
Adjusted Cash and Cash Equivalents at the beginning of period	12,384	8,265
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(659)	(888)
Cash and cash equivalents at the beginning of period	11,725	7,377
Net cash provided by operating activities	28,595	21,818
Acquisition of PP&E and intangibles assets	(4,640)	(4,486)
Investments in investees	(15)	(941)
Proceeds from disposal of assets – (Divestments)	2,906	1,038
Financial compensation for the Búzios co-participation agreement	2,938	-
Dividends received	294	201
Divestment (Investment) in marketable securities	117	(5)
Net cash provided by (used in) investing activities	1,600	(4,193)
(=) Net cash provided by operating and investing activities	30,195	17,625
Proceeds from finance debt	1,754	15,897
Repayments of finance debt	(22,360)	(22,256)
Net change in finance debt	(20,606)	(6,359)
Repayment of lease liability	(4,381)	(4,371)
Dividends paid to shareholders of Petrobras	(5,828)	(1,020)
Dividends paid to non-controlling interest	(75)	(38)
Investments by non-controlling interest	(11)	(64)
Net cash used in financing activities	(30,901)	(11,852)
Effect of exchange rate changes on cash and cash equivalents	(94)	(446)
Cash and cash equivalents at the end of period	10,925	12,704
Government bonds and time deposits with maturities of more than 3 months at the end of period *	537	670
Adjusted Cash and Cash Equivalents at the end of period	11,462	13,374

Reconciliation of Free Cash Flow
Net cash provided by operating activities	28,595	21,818
Acquisition of PP&E and intangibles assets	(4,640)	(4,486)
Investments in investees **	(15)	(941)
Free Cash Flow	23,940	16,391

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation.

As of September 30, 2021, the balance of Cash and cash equivalents was US$ 10,925 million and Adjusted Cash and Cash Equivalents totaled US$ 11,462 million.

The nine-month period ended September 30, 2021 had net cash provided by operating activities of US$ 28,595 million, proceeds from disposal of assets (divestments) of US$ 2,906 million, financial compensation for the Búzios co-participation agreement of US$ 2,938 million and proceeds from financing of US$ 1,754 million. Those resources were allocated to debt prepayments and to amortizations of principal and interest due in the period of US$ 22,360 million, repayment of lease liability of US$ 4,381 million and to acquisition of PP&E and intangibles assets of US$ 4,640 million.

The Company repaid several finance debts, in the amount of US$ 22,360 million notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 6,344 million; (ii) US$ 9,617 million to repurchase and withdraw global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 1,095 million; and (iii) total prepayment of US$ 593 million for loans from development agencies.

The Company raised US$ 1,442 million through bonds issued in the international capital market (Global Notes) maturing in 2051.

8

CONSOLIDATED DEBT

Debt (US$ million)	09.30.2021	12.31.2020	Change (%)
Capital Markets	22,213	30,137	(26.3)
Banking Market	10,524	18,597	(43.4)
Development banks	813	1,516	(46.4)
Export Credit Agencies	2,972	3,424	(13.2)
Others	194	214	(9.3)
Finance debt	36,716	53,888	(31.8)
Lease liabilities	22,872	21,650	5.6
Gross Debt	59,588	75,538	(21.1)
Adjusted Cash and Cash Equivalents	11,456	12,370	(7.4)
Net Debt	48,132	63,168	(23.8)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	41%	51%	(19.6)
Average interest rate (% p.a.)	6.0	5.9	1.7
Weighted average maturity of outstanding debt (years)	13.50	11.71	15.3

The cash flow generation and continuous liability management allowed a significant reduction in our indebtedness. Gross debt decreased 21.1% (US$ 15,950 million) to US$ 59,588 million on September 30, 2021 from US$ 75,538 million on December 31, 2020. Gross debt was lower than the US$ 60,000 target established for 2021 and 2022, mainly due to debt prepayments.

Net debt was reduced by 23.8% (US$ 15,036 million), reaching US$ 48,132 million on September 30, 2021, compared to US$ 63,168 million on December 31, 2020.

In addition, our liability management strategy, which involved the issuance of new long-term debt and the payment of debt due in the shorter term, helped increase the weighted average maturity of outstanding debt to 13.50 years as of September 30, 2021 from 11.71 years as of December 31, 2020.

9

RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results from disposal and write-offs of assets and on remeasurement of investment retained with loss of control, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Net income (loss)	14,310	(10,669)	-
Net finance income (expense)	8,482	10,994	(22.8)
Income taxes	5,970	(3,899)	-
Depreciation, depletion and amortization	8,786	9,209	(4.6)
EBITDA	37,548	5,635	566.3
Results in equity-accounted investments	(1,500)	677	-
Impairment	(2,918)	13,358	-
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	41	43	(4.7)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(225)	(133)	69.2
Results from co-participation agreements in bid areas	(667)	-	-
Adjusted EBITDA	32,279	19,580	64.9

10

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	09.30.2021	12.31.2020	4Q-2020	1Q-2021	2Q-2021	3Q-2021
Net income (loss)	25,927	948	11,617	200	8,156	5,954
Net finance (expense) income	7,118	9,630	(1,364)	5,639	(2,019)	4,862
Income taxes	8,695	(1,174)	2,725	319	3,784	1,867
Depreciation, depletion and amortization	11,022	11,445	2,236	2,856	2,822	3,108
EBITDA	52,762	20,849	15,214	9,014	12,743	15,791
Results in equity-accounted investments	(1,518)	659	(18)	(183)	(1,026)	(291)
Impairment	(8,937)	7,339	(6,019)	90	90	(3,098)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	41	43	−	34	-	7
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(589)	(499)	(366)	(49)	(56)	(118)
Results from co-participation agreements in bid areas	(667)	-	-	-	-	(667)
Adjusted EBITDA	41,092	28,391	8,811	8,906	11,751	11,624
Income taxes	(8,695)	1,174	(2,725)	(319)	(3,784)	(1,867)
Allowance (reversals) for credit loss on trade and other receivables	6	144	20	(15)	11	(10)
Trade and other receivables, net	(1,417)	1	70	(128)	(607)	(752)
Inventories	(2,182)	724	(18)	(1,973)	394	(585)
Trade payables	895	216	45	616	(276)	510
Deferred income taxes, net	6,441	(1,743)	2,443	200	3,683	115
Taxes payable	4,742	2,914	1,237	977	1,367	1,161
Others	(5,215)	(2,931)	(2,811)	(1,020)	(1,716)	332
Net cash provided by operating activities - OCF	35,667	28,890	7,072	7,244	10,823	10,528

11

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA ratio are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt became a Top Metric as identified in our Strategic Plan 2021-2025.

The following table presents the reconciliation for those metrics to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	09.30.2021	12.31.2020
Cash and cash equivalents	10,919	11,711
Government securities and time deposits (maturity of more than three months)	537	659
Adjusted Cash and Cash equivalents	11,456	12,370
Finance debt	36,716	53,888
Lease liability	22,872	21,650
Current and non-current debt - Gross Debt	59,588	75,538
Net debt	48,132	63,168
Net cash provided by operating activities - LTM OCF	35,667	28,890
Income taxes	8,695	(1,174)
Allowance (reversals) for impairment of trade and other receivables	(6)	(144)
Trade and other receivables, net	1,417	(1)
Inventories	2,182	(724)
Trade payables	(895)	(216)
Deferred income taxes, net	(6,441)	1,743
Taxes payable	(4,742)	(2,914)
Others	5,213	2,931
LTM Adjusted EBITDA	41,090	28,391
Gross debt net of cash and cash equivalents/LTM OCF ratio	1.36	2.21
Gross debt/LTM Adjusted EBITDA ratio	1.45	2.66
Net debt/LTM Adjusted EBITDA ratio	1.17	2.22

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Sales revenues	39,803	25,400	56.7
Gross profit	22,661	11,331	100.0
Income (Expenses)	2,728	(13,991)	-
Operating income (loss)	25,389	(2,660)	-
Net income (loss) attributable to the shareholders of Petrobras	16,847	(1,910)	-
Average Brent crude (US$/bbl)	67.73	40.82	65.9
Sales price – Brazil
Average Crude oil (US$/bbl)	64.19	38.90	65.0
Production taxes – Brazil	7,973	4,396	81.4
Royalties	4,080	2,448	66.7
Special Participation	3,864	1,919	101.4
Retention of areas	29	29	-

[1]

In the period Jan-Sep/2021, the gross profit of E&P segment was US$ 22,661 million, an increase of 100.0% in relation to the period Jan-Sep/2020, due to higher sales revenues, which reflect higher Brent prices.

The operating income of US$25,389 million in the period Jan-Sep/2021 was mainly due to the increase in Brent prices and the lower expenses, reflecting the reversal of impairment losses as a result of the revision of average short-term Brent price projections.

In the period Jan-Sep/2021, the increase in production taxes was caused by the rise in Brent prices, in relation to the Jan-Sep/2020 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Crude oil, NGL and natural gas – Brazil	2,755	2,839	(3.0)
Crude oil and NGL (mbbl/d)	2,231	2,310	(3.4)
Natural gas (mboed)	524	529	(0.9)
Crude oil, NGL and natural gas – Abroad	43	49	(12.2)
Total (mboed)	2,798	2,888	(3.1)

Production of crude oil, NGL and natural gas was 2,798 mboed in the period Jan-Sep/2021, representing a 3.1% reduction compared to Jan-Sep/2020, due to platform hibernation in shallow water, divestments of fields concluded over 2020 and early 2021, in addition to the natural decline in production, partially compensated by the start-up of the FPSO Carioca (Sépia field) and ramp up of platforms P-67 (Tupi field), P-68 (Berbigão and Sururu field) and P-70 (Atapu field).

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Sales revenues	53,480	35,696	49.8
Gross profit	6,632	2,527	162.4
Income (Expenses)	(1,951)	(3,074)	(36.5)
Operating income (loss)	4,681	(547)	-
Net income attributable to the shareholders of Petrobras	3,972	(865)	-
Average refining cost (US$ / barrel) – Brazil	1.64	1.78	(7.9)
Average domestic basic oil products price (US$/bbl)	75.21	50.20	49.8

For the period Jan-Sep/2021, Refining, Transportation and Marketing gross profit was US$ 4,105 million higher than in the period Jan-Sep/2020. In Jan-Sep/2021 Brent prices appreciated which resulted in a higher gross profit margin as inventory was purchased at earlier, lower prices. This effect was negative in Jan-Sep/2020 because of the strong reduction in Brent prices following the impact of the covid pandemic on global demand.

The operating income for the period Jan-Sep/2021 reflects higher gross profit and lower selling expenses, due to reduced international freight prices and to reduced personnel expenses, due to the indemnity expenses related to the voluntary severance program recorded in 2020.

The refining cost in the period Jan-Sep/2021 was US$ 1.64/bbl, 7.9% lower than in the period Jan-Sep/2020, due to the exchange rate variation and to a reduction of personnel costs due to the indemnity expenses related to the voluntary severance program recorded in 2020.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Total production volume	1,832	1,805	1.5
Domestic sales volume	1,792	1,630	9.9
Reference feedstock	2,176	2,176	-
Refining plants utilization factor (%)	81%	79%	2.5
Processed feedstock (excluding NGL)	1,720	1,684	2.1
Processed feedstock	1,758	1,730	1.6
Domestic crude oil as % of total	92%	94%	(2.1)

Domestic sales in the period Jan-Sep/2021 were 1,792 mbbl/d, an increase of 9.9% compared to Jan-Sep/2020, mainly due to the 21.2% growth in diesel sales between periods due to the increase in demand for diesel following the economic recovery. Gasoline sales increased 18.7% between the periods due to greater mobility in the period Jan-Sep/21 compared to the period Jan-Sep/2020, which included the start of the COVID-19 pandemic. Fuel oil sales increased by 67.6% driven by the increase in the thermoelectric demand.

Naphtha had a 45.6 % reduction in sales volume in Jan-Sep/2021 compared to Jan-Sep/2020, due to the new contracts in force with Braskem, with smaller committed amounts compared to the previous contract.

Total production of oil products for the period Jan-Sep/2021 was 1,832 mbbl/d, 1.5% above Jan-Sep/2020. The main increases in volumes were in diesel and gasoline production.

Processed feedstock for the period Jan-Sep/2021 was 1,758 mbbl/d, with a utilization factor of 81%, 2.0% above Jan-Sep/2020.

14

Gas and Power

Financial information

US$ million	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Sales revenues	8,306	5,469	51.9
Gross profit	2,648	2,753	(3.8)
Income (expenses)	(2,183)	(1,840)	18.6
Operating income (loss)	465	913	(49.1)
Net income attributable to the shareholders of Petrobras	333	627	(46.9)
Average natural gas sales price – Brazil (US$/bbl)	41.43	34.96	18.5

For the period Jan-Sep/2021, the gross profit of the Gas and Power segment was US$ 2,648 million, a decrease of 3.8% when compared to the period Jan-Sep/2020, mainly due to the increase in the gas acquisition costs, partially offset by higher power generation.

For the period Jan-Sep/2021, the operating income was US$ 465 million, 49.1% lower than for the period Jan-Sep/2020, mainly due to lower gross profit, higher sales expenses, despite the divestment made (remaining portion of NTS and sale of wind farms).

Operational information

	Jan-Sep/2021	Jan-Sep/2020	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	2,458	2,404	2.2
Electricity generation - average MW	3,383	1,192	183.8
National gas delivered - million m³/day	43	45	(4.4)
Regasification of liquefied natural gas - million m³/day	22	3	633.3
Import of natural gas from Bolivia - million m³/day	20	17	17.6
Natural gas sales - million m³/day	85	64	32.8

For the period Jan-Sep/2021, the ACR sales increased by 2.2% when compared to the period Jan-Sep/2020, mainly due to the start of the new contract for Ibirité Thermoelectric Power Plant (UTE Ibirité) in January 2021, whose sale took place in the 2019 A-2 auction.

The volume of electricity generation increased by 183.8% due to the decrease in the levels of hydroelectric plants reservoirs, which increases the market demand for electricity from other sources, such as thermoelectric.

Higher volume of natural gas sold to the thermoelectric sector, due to the increase in demand from our thermoelectric plants and other players, resulted in higher need for supply through LNG regasification.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments; results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA Margin – Adjusted EBITDA divided by Sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance income (expense), income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less acquisition of PP&E, intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS. The global adverse scenario encouraged the Company to revise its top metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with the Gross debt.

The target approved for the Gross debt, in the scope of the Strategic Plan 2021-2025, is US$ 67 billion for 2021 and is US$ 60 billion for 2022.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance income (expense), results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer